SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: November 15, 2010	By:	/S/ WANG ZHIQING
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement

Continuing Connected Transactions

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement and the Existing Comprehensive Services Framework Agreement (the “Existing Framework Agreements”) with China Petroleum & Chemical Corporation and China Petrochemical Corporation respectively on 19 October 2007. Please refer to the 2007 Announcement and the 2007 Circular on the relevant continuing connected transactions under the Existing Framework Agreements issued by the Company on 19 October 2007 and 29 October 2007 respectively for details of the Existing Framework Agreements. At the 2007 EGM, the then Independent Shareholders of the Company approved continuing connected transactions of the Company under the Existing Framework Agreements and their relevant annual caps for the two years ended 31 December 2008, 2009 and the year ending 31 December 2010.

The Existing Framework Agreements will expire on 31 December 2010. In order to ensure the normal operation of the Company, the Company intends to renew the Existing Framework Agreements to continue to conduct similar continuing connected transactions in the three years ending 31 December 2011, 2012 and 2013. The Continuing Connected Transactions under the Renewed Framework Agreements are subject to certain requirements under Chapter 14A of the Hong Kong Listing Rules. In particular, as the applicable percentage ratios of the continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement are expected to exceed 5%, the relevant continuing connected transactions therefore constitute non-exempt continuing connected transactions of the Company under the Hong Kong Listing Rules, and such transactions together with the associated annual caps will be subject to the approval by the Independent Shareholders at the EGM. The percentage ratios of the continuing connected transactions under the Renewed Comprehensive Services Framework Agreement are expected to be less than 5% on an annual basis, such transactions therefore fall within Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Hong Kong Listing Rules.

However, in accordance with the Shanghai Listing Rules, the Renewed Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contained therein and the Renewed Comprehensive Services Framework Agreement and the continuing connected transactions contained therein, are subject to the approval by the Independent Shareholders and the relevant information disclosure procedures.

An Independent Board Committee has been established to advise the Independent Shareholders as to the terms of the continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement and the proposed annual caps on the relevant continuing connected transactions for each of the three years ending 31 December 2011, 2012 and 2013. Pursuant to the Shanghai Listing Rules, the Independent non-executive directors are required to opine on the Renewed Framework Agreements and the Continuing Connected Transactions thereunder.

A circular containing details of the Continuing Connected Transactions under the Renewed Framework Agreements and a letter containing the advice of the independent financial adviser will be despatched to the H Shareholders of the Company on or around 26 November 2010. As the Renewed Comprehensive Services Framework Agreement is exempt from the approval of the Independent Shareholders under the Hong Kong Listing Rules, the independent financial adviser will only opine on the Renewed Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contained therein. A notice of the EGM for the H Shareholders will be despatched as soon as reasonably practicable together with the proxy form and notice of attendance. Shareholders of the Company who are deemed to have an interest in any of the Continuing Connected Transactions (being China Petroleum & Chemical Corporation and its associates) shall abstain from voting at the relevant Shareholders’ meeting.

1.	INTRODUCTION

Reference is made to the 2007 Announcement and the 2007 Circular in relation to the continuing connected transactions of the Company under the Existing Framework Agreements.

The Company entered into the Existing Framework Agreements on 19 October 2007, details of the Existing Framework Agreements were disclosed in the 2007 Announcement and the 2007 Circular. The then Independent Shareholders of the Company approved the continuing connected transactions under the Existing Framework Agreements and the associated annual caps for each of the three years ending 31 December 2008, 2009 and 2010 at the EGM of the Company held on 13 December 2007.

As the Existing Framework Agreements will expire on 31 December 2010 and the Company intends to continue to conduct similar transactions in the future in order to ensure the normal operation of the Company, the Board proposes the Company to enter into the Renewed Framework Agreements with China Petrochemical Corporation and China Petroleum & Chemical Corporation respectively. Therefore, the Company must comply with the relevant requirements under Chapter 14A of the Hong Kong Listing Rules, including announcement requirement, reporting requirement, annual review requirement and where necessary, Independent Shareholders’ approval. Pursuant to the Shanghai Listing Rules, the Continuing Connected Transactions are subject to the approval by the Independent Shareholders and the relevant information disclosure procedures.

At the 17th meeting of the sixth session of the Board held on 11 November 2010, the Board approved each of the Continuing Connected Transactions and the execution of the Renewed Framework Agreements.

An Independent Board Committee has been established to advise the Independent Shareholders as to the terms of the continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement and the proposed annual caps on the relevant continuing connected transactions for each of the three years ending 31 December 2011, 2012 and 2013. Pursuant to the Shanghai Listing Rules, the Independent non-executive directors are required to opine on the Renewed Framework Agreements and the Continuing Connected Transactions.

A circular containing details of the Continuing Connected Transactions under the Renewed Framework Agreements, including a letter containing the advice of the independent financial adviser, will be despatched to the H Shareholders of the Company on or around 26 November 2010. As the Renewed Comprehensive Services Framework Agreement is exempt from the approval of the Independent Shareholders under the Hong Kong Listing Rules, the independent financial adviser will only opine on the Renewed Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contained therein. A notice of the EGM for the H shareholders will be despatched as soon as reasonably practicable together with the proxy form and the notice of attendance. Shareholders of the Company who are deemed to have an interest in any of the Continuing Connected Transactions shall abstain from voting at the relevant Shareholder’s meeting.

2.	CONTINUING CONNECTED TRANSACTIONS

2.1	Overview

Due to the special nature of the industry the Company operates in and as it is necessary for operation of business of the Company, the Company has, since its initial public offering on 6 July 1993, been conducting various transactions with China Petrochemical Corporation, China Petroleum & Chemical Corporation and their associates, including but not limited to the purchase of raw materials (e.g. crude oil, naphtha, ethylene, etc.), the sale of petroleum products (e.g. gasoline, diesel, jet fuel, liquefied petroleum gas, etc.), the sale of petrochemical products (e.g. butadiene, benzene, PX, EG, etc.), and the agency sale of petrochemical products. The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation on 19 October 2007, details of which were disclosed in the 2007 Announcement and the 2007 Circular. The then Independent Shareholders of the Company approved the continuing connected transactions under the Existing Mutual Product Supply and Sale Services Framework Agreements at the 2007 EGM. As the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2010 and the Company intends to continue to conduct similar transactions in the future, the Board proposes the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation.

The Company has also from time to time obtained, in its ordinary and usual course of business, various non-core business services from service providers (including China Petroleum Corporation and its associates) to support and supplement the Company’s core business. These services include construction, installation and engineering design services, petrochemical industry insurance services and financial services. Accordingly, the Company entered into the Existing Comprehensive Services Framework Agreement with China Petrochemical Corporation on 19 October 2007, details of which were disclosed in the 2007 Announcement and the 2007 Circular. The then Independent Shareholders of the Company approved the continuing connected transactions under the Existing Comprehensive Services Framework Agreement at the 2007 EGM. As the Existing Comprehensive Services Framework Agreement will expire on 31 December 2010 and the Company intends to continue to conduct similar transactions in the future, the Board proposes the Company to enter into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain these services.

The table below sets forth a summary of each of the Continuing Connected Transactions pursuant to the Existing Framework Agreements and the Renewed Framework Agreements.

Category of connected transaction	Segment by product or activity	Connected parties	Expiry date	Historical figures (RMB in millions)			Historical annual caps approved in 2007 (RMB in millions)			Estimated annual caps (RMB in millions)
				For the year ended 31 December		For the six months ended 30 June	For the year ending 31 December			For the year ending 31 December
				2008	2009	2010	2008	2009	2010	2011	2012	2013

Mutual Product Supply and Sale Services Framework Agreement

Purchase of raw materials	Crude oil, petrochemical feedstocks (e.g. naphtha, ethylene, etc.), other raw materials and goods	The provision of raw materials and goods to the Company by China Petroleum & Chemical Corporation and its associates	Three years expiring on 31 December 2013	42,734	24,263	15,986	53,000	63,000	73,000	47,300	57,700	81,000

Sale of petroleum products	Petroleum products (including gasoline, diesel, jet fuel, and liquefied petroleum gas etc.)	The sale of petroleum products by the Company to China Petroleum & Chemical Corporation and its associates	Three years expiring on 31 December 2013	24,682	20,313	13,030	28,000	36,500	45,000	36,600	52,000	75,000

Sale of petrochemical products	Petrochemical products (e.g. butadiene, benzene, PX and EG etc.)	The sale of petrochemical products by the Company to China Petroleum & Chemical Corporation and its associates	Three years expiring on 31 December 2013	4,607	6,289	5,188	7,000	8,500	11,000	16,100	17,400	20,900

Property leasing	Property leasing services of certain housing units at Huamin Empire Plaza, No.728, Yanan Road West, Shanghai	The provision of property leasing services by the Company to China Petroleum and Chemical Corporation and its associates	Three years expiring on 31 December 2013	14	15	9	28	30	33	28	31	32

Agency sale of petrochemical products	Resins, synthetic fiber monomers and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products	The provision of agency sale services to the Company by China Petroleum & Chemical Corporation and its associates	Three years expiring on 31 December 2013	146	116	84	250	310	380	290	310	390

Category of connected transaction	Segment by product or activity	Connected parties	Expiry date	Historical figures (RMB in millions)			Historical annual caps approved in 2007 (RMB in millions)			Estimated annual caps (RMB in millions)
				For the year ended 31 December		For the six months ended 30 June	For the year ending 31 December			For the year ending 31 December
				2008	2009	2010	2008	2009	2010	2011	2012	2013

Comprehensive Services Framework Agreement

Construction, installation and engineering design services	The provision of construction, installation and engineering design services regarding petrochemical plant	Provided to the Company by China Petrochemical Corporation and its associates	Three years expiring on 31 December 2013	115	165	36	550	330	550	665	640	420

Petrochemical industry insurance services	The provision of comprehensive insurance services regarding the production of petrochemicals	Provided to the Company by China Petrochemical Corporation	Three years expiring on 31 December 2013	94	88	56	110	120	130	135	141	174

Financial services	The provision of financial services, including the arrangement of deposits, loans, financing leases, acceptance or discounting of bills, guarantees, and other financial services	Provided to the Company by an associate of China Petrochemical Corporation (Sinopec Finance Company Limited)	Three years expiring on 31 December 2013	26	26	15	40	45	50	164	229	308

2.2	The connected parties and their relationships

At present, China Petroleum & Chemical Corporation holds 55.56% equity interest of the Company’s issued share capital and is the controlling shareholder of the Company. China Petrochemical Corporation is the de facto controller of the Company. Certain information regarding China Petroleum & Chemical Corporation and China Petrochemical Corporation is set out as follows:

Name of company:	China Petroleum & Chemical Corporation	China Petrochemical Corporation

Registered address:	No.22 North Avenue, Chao Yang Men, Chaoyang District, Beijing, PRC	No.22 North Avenue, Chao Yang Men, Chaoyang District, Beijing, PRC

Company type:	Joint stock limited company (listed in Hong Kong, Shanghai, New York and London)	State owned-enterprise

Authorized representative:	Su Shulin	Su Shulin

Date of incorporation:	February 2000	July 1998

Term of operation:	Permanent and renewable term	Permanent and renewable term

Registered capital:	RMB86.7 billion	RMB130.6 billion

Principal operation:	Exploring for, extracting, pipeline transporting and selling petroleum and natural gas; oil refining; production, sale, storage and transportation of petrochemical products, fibre, chemical fertilizer and other chemical products, importing and exporting, or agency services of importing and exporting petroleum, natural gas, petroleum product, other chemical products, other commodities and technology; exploring, designing and constructing of petroleum and petrochemical projects; maintaining and repairing petroleum and petrochemical equipment; producing electromechanical equipment; researching, developing and applying technology and information

The ownership and controlling relationship between the Company and its de facto controller are set out below:

Both China Petroleum & Chemical Corporation and China Petrochemical Corporation are substantial shareholders (as defined in the Hong Kong Listing Rules) and are controlling shareholders and de facto controller under the Shanghai Listing Rules. Therefore, China Petroleum & Chemical Corporation and China Petrochemical Corporation and their associates are connected persons of the Company under the Hong Kong Listing Rules and the Shanghai Listing Rules.

In addition, an associate of China Petroleum & Chemical Corporation holds 22.67% equity interests in one of the Company’s subsidiaries, China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”). Therefore Jinshan Associated Trading is a connected person of the Company pursuant to Rule 14A.11(5) of the Hong Kong Listing Rules and the relevant rules of Shanghai Listing Rules.

The Company and each of the connected parties involved in the continuing connected transactions (except where the connected party is China Petrochemical Corporation) are owned by the same ultimate beneficial owner, China Petrochemical Corporation, either directly or indirectly.

2.3	Background, reasons for the transactions, pricing policies and the proposed annual caps

2.3.1	Purchase of raw materials

Background: The Company produces over 60 different types of products representing a broad range of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. Each of these products is created from the chemical processing of crude oil, naphtha, ethylene, propylene, aromatics and other intermediate petrochemicals. In order to ensure a steady, orderly, continuing and efficient operation of the Company, since the Company’s initial public offering on 6 July 1993, the Company has been purchasing and will continue to purchase most of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods (such as spare parts) which are necessary for maintaining a production material balance from or via China Petroleum & Chemical Corporation and its associates at market prices, in order to produce various types of products.

The table below sets out the historical figures of the Company’s aggregate purchases of petrochemical raw materials and other materials and goods from China Petroleum & Chemical Corporation and China Petroleum & Chemical Corporation’s associates for each of the two years ended 31 December 2008 and 2009 and for the six months ended 30 June 2010:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2008	2009	2010

Aggregate purchases of petrochemical raw materials and other materials and goods from China Petroleum & Chemical Corporation and its associates	42,734	24,263	15,986

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement, which included the continuing connected transaction regarding the purchase of raw materials, with China Petroleum & Chemical Corporation on 19 October 2007. The Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions thereunder were approved at the 2007 EGM. As at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions thereunder continue to have full effect and remain unchanged. However, as the Existing Mutual Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2010, the Board proposes the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation so as to continue to purchase petrochemical raw materials and other materials and goods which are necessary for production material balance from or via China Petroleum & Chemical Corporation and its associates at market price for the three years ending 31 December 2011, 2012 and 2013.

Reasons for such transactions: As the Company does not possess a considerable amount of reserves of crude oil and other raw materials, it is necessary for the Company to continue to purchase raw materials to ensure continuing operation of its business. The oil and petrochemical industry in the PRC has always been subject to extensive regulations by the PRC government which implements a regulation on issuing licences to qualified crude oil business operators. The Company may only purchase from companies with licences and China Petroleum & Chemical Corporation and its associates (e.g. China International United Petroleum & Chemicals Co., Ltd) possess such licences. In addition, China Petroleum & Chemical Corporation and its associates have large crude oil storage tanks and pipeline transportation facilities close to the Company’s production site. The Company considers that using the pipeline facilities of China Petroleum & Chemical Corporation and its associates to import crude oil will ensure stable and secured supply of crude oil and reduce transportation costs of crude oil.

The Company has been purchasing petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods at market prices from or via China Petroleum & Chemical Corporation and its associates (including China International United Petroleum & Chemicals Co., Ltd., Sinopec Pipeline Transport and Storage Company, Sinopec Shanghai Gao Qiao Company etc.). An interruption of raw materials supply from China Petroleum & Chemical Corporation would increase difficulty and costs of operation of the Company, and therefore definitely cause a material adverse impact on the Company’s production of its petroleum and petrochemical products.

Accordingly, the Board believes that reliability and stability of supply of raw materials is crucial to the safe, steady, long-term, fully-loaded and optimised operation of the Company and it is in the interest of the Company and its Shareholders as a whole to continue the purchase of raw materials from or via China Petroleum & Chemical Corporation and its associates, and all independent non-executive Directors of the Company agree with this view.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the purchase of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods from or via China Petroleum & Chemical Corporation and its associates are priced in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s purchases shall follow the State tariffs; or

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s purchases shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s purchases shall be determined in accordance with the prevailing market prices (including any bidding prices).

The Company will settle the payment for its raw material purchases by way of cash payments in accordance with the payment terms set out in each of the individual contracts for the purchase of such raw materials.

Annual caps: For the three years ending 31 December 2011, 2012 and 2013, the Company proposes that the annual transaction values in relation to the purchase of raw materials from China Petroleum & Chemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB47.3 billion, RMB57.7 billion and RMB81.0 billion, respectively. In 2007, the then Independent Shareholders of the Company approved the annual caps of RMB53.0 billion, RMB63.0 billion and RMB73.0 billion in relation to the purchase of raw materials for the two years ended 31 December 2008 and 2009 and the year ending 31 December 2010, respectively. The annual caps for 2008 and 2009 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2010 will be exceeded.

The annual caps for the three years ending 31 December 2011, 2012 and 2013 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of purchases of raw materials from or via China Petroleum & Chemical Corporation and its associates;

(b)	the Company’s estimate of its business growth;

(c)	the Company’s estimate of the increase in its production capacity;

(d)	the Company’s estimate of the increase in the price of raw materials; and

(e)	the Company’s estimate of the impact of possible price fluctuations brought by geopolitical factors, fluctuation of exchange rate of US dollars and speculations on energy prices caused by speculative funds in the international capital market, apart from the price fluctuations brought by ordinary demand and supply balance.

The Company plans to implement the refinery revamping and expansion project (including a 3,900,000 T/Y residue oil hydrotreating plant and 3,500,000 T/Y catalytic cracker etc.). Upon completion of the project, the Company’s capacity and depth of crude oil processing will be further enhanced, and therefore increase the Company’s demand for petrochemical raw materials including crude oil and other materials and goods.

Besides, the Company is aware that the proposed annual cap for the year ending 31 December 2013 has increased to a large extent as compared to the annual caps of 2011 and 2012. This is principally because the Company estimated that its capacity of processing crude oil would increase after implementation of the refinery revamping and expansion project and that prices of international crude oil and other raw materials may further increase which will directly lead to an increase in the purchase prices of its raw materials.

Crude oil constitutes a very big portion in the abovementioned annual caps for purchase of raw materials, and the caps are closely linked to the level of crude oil prices. Apart from the supply/ demand balance, crude oil prices have been increasingly affected by factors including geopolitics in recent years and gradually evolved into a financial investment derivative. Various speculative gimmicks and media hypes have aggravated the fluctuation of crude oil prices. Crude oil is one of the most important raw materials used in the Company’s production and accounts for generally over 60% of the Company’s sales cost. Giving first priority to the performance/price ratio and taking into account the technical and process features of the Company’s refining and chemical production plants, the Company has adopted a strategy featuring balanced sourcing, reasonable inventory and risk control, using business entities with crude oil business operation licences granted by the government including China Petroleum & Chemical Corporation and its associates as oil sourcing and transportation agent in both domestic and international crude oil markets. In order to lower crude oil transportation costs, the Company also makes full use of China Petroleum and Chemical Corporation’s Ningbo-Shanghai-Nanjing pipeline and its deep water crude oil terminal in Ningbo which is capable of berthing VLCC. China Petroleum & Chemical Corporation and its associates (China International United Petroleum & Chemicals Co., Ltd. and Sinopec Pipeline Transport and Storage Company), acting as the Company’s agent, currently handles sourcing and transportation of about 2/3 of the crude oil the Company processes. The Company manages the outsourced purchase, transportation and storage in different ways according to the type of the business unit, crude oil and oil prices, and conducts account reconciliation on a monthly basis. The Company keeps close track of the market and makes choice of the type and quantity of oil on its own, leaving the price to be decided by the market. The aforementioned annual caps include FOB price, the stage-one cost of delivery to the crude oil terminal in Ningbo by VLCC, the stage-two cost of delivery to the Company through Ningbo-Shanghai-Nanjing pipeline plus shipping loss and port administration fee.

2.3.2	Sale of petroleum products

Background: Transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc., are subject to regulations by the PRC government which implements a regulation on issuing licences to qualified petroleum products business operators. The Company is only allowed to sell petroleum products to companies with the licences. China Petroleum & Chemical Corporation and its associates (e.g. Sinopec Marketing Company Huadong Branch) possess such licences, hence, since the Company’s initial public offering on 6 July 1993, the Company has been selling and will continue to sell petroleum products to China Petroleum & Chemical Corporation and its associates.

China Petroleum & Chemical Corporation was one of the Company’s five largest customers for each of the two years ended 31 December 2008 and 2009 and for the six months ended 30 June 2010. The table below sets out the historical figures of the Company’s aggregate sales of petroleum products to China Petroleum & Chemical Corporation and its associates for each of the two years ended 31 December 2008 and 2009 and for the six months ended 30 June 2010:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2008	2009	2010

Aggregate sale of petroleum products to China Petroleum & Chemical Corporation and its associates	24,682	20,313	13,030

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement, which included the continuing connected transaction regarding the sale of petroleum products, with China Petroleum & Chemical Corporation on 19 October 2007. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions thereunder were approved at the 2007 EGM. As at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions thereunder continue to have full effect and remain unchanged. However, as the Existing Mutual Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2010, the Board proposes the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation so as to continue the sale of petroleum products to China Petroleum & Chemical Corporation and its associates for the three years ending 31 December 2011, 2012 and 2013.

Reasons for such transactions: China’s oil and petrochemical industry has always been subject to extensive regulation by the PRC government. Transactions involving the sale and purchase of petroleum products are controlled by the PRC government. Accordingly, the Company’s sale of petroleum products is governed by the relevant PRC regulations and measures. In addition, China Petroleum & Chemical Corporation and its associates own widespread petroleum products sales network and possess a fairly high market share in domestic petroleum product market. Therefore, selling petroleum products via the channel of China Petroleum & Chemical Corporation and its associates would help the Company benefit from its solid commercial network and improve the Company’s competitiveness.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the sale of petroleum products to China Petroleum & Chemical Corporation and its associates is determined in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs;

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

China Petroleum & Chemical Corporation and its associates will settle payment for their purchases of the Company’s petroleum products by way of cash payments in accordance with the payment terms set out in each of the individual sales contracts for the sale of such petroleum products.

Annual caps: For the three years ending 31 December 2011, 2012 and 2013, the Company proposes that the annual transaction values in relation to the sale of petroleum products to China Petroleum & Chemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB36.6 billion, RMB52.0 billion and RMB75.0 billion, respectively. In 2007, the then Independent Shareholders of the Company approved the annual caps of RMB28.0 billion, RMB36.5 billion and RMB45.0 billion in relation to the sale of petrochemical products for the two years ended 31 December 2008 and 2009 and the year ending 31 December 2010, respectively. The annual caps for 2008 and 2009 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2010 will be exceeded.

The annual caps for the three years ending 31 December 2011, 2012 and 2013 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the sale of petroleum products to China Petroleum & Chemical Corporation and its associates;

(b)	the current prices of petroleum products and expectations on the improvement of the State’s petroleum products pricing mechanism;

(c)	the Company’s estimate of the increase in international crude oil prices;

(d)	the Company’s estimate of the increase in its production capacity of petroleum products; and

(e)	the Company’s estimate of the impact of possible price fluctuations brought by geopolitical factors, fluctuation of exchange rate of US dollars and speculations on energy prices caused by speculative funds in the international capital market, apart from the price fluctuations brought by ordinary demand and supply balance.

The Company plans to implement the refinery revamping and expansion project (including constructing 3,900,000 T/Y residue oil hydrotreating plant and 3,500,000 T/Y catalytic cracker etc.). Upon completion of the project, the production capacity of petroleum products of the Company will be further increased. Accordingly, the Company expects the sale of its petroleum products to increase substantially as a result of the production capacity expansion.

The Company is aware that the proposed annual caps for the years ending 31 December 2011, 2012 and 2013 have increased as compared to the previous annual caps, which is primarily due to the Company’s expectation of the further increase of price of petroleum products following the increase of price of raw materials and of the abovementioned increase in its production capacity of petroleum products.

2.3.3	Sale of petrochemical products

Background: In addition to sale of petroleum products, the Company has in the past in the ordinary and usual course of its business sold certain petrochemical products, including butadiene, benzene, PX and EG etc., to China Petroleum & Chemical Corporation and its associates.

The table below sets forth the historical figures of the Company’s total sales of its petrochemical products to China Petroleum & Chemical Corporation and its associates for each of the two years ended 31 December 2008 and 2009 and for the six months ended 30 June 2010:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2008	2009	2010

Total Sale of petrochemical products to China Petroleum & Chemical Corporation and its associates	4,607	6,289	5,188

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement, which included the continuing connected transaction regarding the sale of petrochemical products, with China Petroleum & Chemical Corporation on 19 October 2007. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions thereunder were approved at the 2007 EGM. As at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions thereunder continue to have full effect and remain unchanged. However, as the Existing Mutual Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2010, the Board proposes the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation so as to continue the sale of its petrochemical products to China Petroleum & Chemical Corporation and its associates for the three years ending 31 December 2011, 2012 and 2013.

Reasons for such transactions: The Company believes that sale of petrochemical products to China Petroleum & Chemical Corporation and its associates at market price reduces the needs for a prolonged stocking of its petrochemical products in its inventory, optimise its operation, reduce impact of fluctuation of market demand to the largest extent and ensure stable profits. In addition, as the Company has already established an amicable customer-supplier relationship with China Petroleum & Chemical Corporation, it believes that an alliance with a reputable international petrochemical corporation such as China Petroleum & Chemical Corporation can retain stable client and assist the development and market expansion for its products.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the sale of petrochemical products to China Petroleum & Chemical Corporation and its associates are determined according to the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs;

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

China Petroleum & Chemical Corporation and its associates will settle payment for their purchases of the Company’s petrochemical products by way of cash payments in accordance with the payment terms set out in each of the individual sales contracts for the sale of such petrochemical products.

Annual caps: For the three years ending 31 December 2011, 2012 and 2013, the Company proposes the annual transaction values in relation to the sale of petrochemical products to China Petroleum & Chemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB16.1 billion, RMB17.4 billion and RMB20.9 billion, respectively. In 2007, the then Independent Shareholders of the Company approved the annual caps of RMB7.0 billion, RMB8.5 billion and RMB11.0 billion in relation to the sale of petrochemical products for the two years ended 31 December 2008 and 2009 and the year ending 31 December 2010, respectively. The annual caps for 2008 and 2009 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2010 will be exceeded.

The annual caps for the three years ending 31 December 2011, 2012 and 2013 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the sale of its petrochemical products to China Petroleum & Chemical Corporation and its associates;

(b)	the Company’s estimate of the increase in the costs of raw materials;

(c)	the Company’s estimate of the increase in its production capacity of petrochemical products;

(d)	the Company’s estimate of the increase in the market prices of petrochemical products; and

(e)	the Company’s estimate of the impact of possible price fluctuations brought by geopolitical factors, fluctuation of exchange rate of US dollars and speculations on energy prices caused by speculative funds in the international capital market, apart from the price fluctuations brought by ordinary demand and supply balance.

The Company plans to implement the refinery revamping and expansion project (including construction of 3,900,000 T/Y residue oil hydrotreating plant and 3,500,000 T/Y catalytic cracker etc.) and other projects such as installing 10,000 T/Y isopentene plant, 1,500 T/Y carbon fiber plant and 100,000 T/Y EVA plant. Completion of the abovementioned projects will further increase the production capacity of petrochemical products of the Company. Accordingly, the Company expects the sale of its petrochemical products to increase substantially as a result of the production capacity expansion.

The Company is aware that the proposed annual caps for the years ending 31 December 2011, 2012 and 2013 have substantially increased as compared to the previous annual caps, which is primarily due to the increase of the production capacity of the Company as mentioned above and expansion of business and change of trade mode of the Company’s subsidiary, Jinshan Associated Trading.

2.3.4	Property leasing

Background: In 2004, the Company purchased the property rights of the 16th to 28th floors of Huamin Empire Plaza, No.728 Yan’an Road West, Shanghai, to be used as the Company’s city office while part of the property was leased out. In 2007, the Company decided to lease the property to China Petroleum & Chemical Corporation and its associates considering their strong financial background and included the property leasing into the Existing Mutual Product Supply and Sales Services Framework Agreement.

The table below sets forth the historical figures of the Company’s annual transaction values in relation to property leasing to China Petroleum & Chemical Corporation and its associates for each of the two years ended 31 December 2008 and 2009 and for the six months ended 30 June 2010:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2008	2009	2010
Annual transaction values in relation to property leasing to China Petroleum & Chemical Corporation and its associates	14	15	9

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation on 19 October 2007, which included the relevant continuing connected transaction regarding leasing of property. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions thereunder were approved at the 2007 EGM. As at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions thereunder continue to have full effect and remain unchanged. However, as the Existing Mutual Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2010, the Board proposes the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation so as to continue leasing property to China Petroleum & Chemical Corporation and its associates for the three years ending 31 December 2011, 2012 and 2013.

Reasons for such transactions: Part of the property is leased to China Petroleum & Chemical Corporation and its associates. Taking into account (i) the solid financial background and reputation of China Petroleum & Chemical Corporation and (ii) the fact that China Petroleum & Chemical Corporation is able to rent many rooms for a relatively long period of time, the Board proposes the Company to continue leasing the property to China Petroleum & Chemical Corporation and its associates in the future.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Service Framework Agreement, the leasing of property to China Petroleum & Chemical Corporation and its associates is priced in accordance with the then market prices. The Company will generally receive rental payments in cash payments in accordance with the rental payment terms set out in the individual lease agreement.

Annual caps: For the three years ending 31 December 2011, 2012 and 2013, the Company proposes that the annual transaction values in relation to property leasing to China Petroleum & Chemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB28 million, RMB31 million and RMB32 million, respectively. In 2007, the then Independent Shareholders of the Company approved the annual caps of RMB28 million, RMB30 million and RMB33 million in relation to the lease of property for the two years ended 31 December 2008 and 2009 and the year ending 31 December 2010, respectively. The annual caps for 2008 and 2009 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2010 will be exceeded.

The annual caps for the three years ending 31 December 2011, 2012 and 2013 are determined with reference to:

(a)	the market prices of similar properties in Shanghai in the past three years; and

(b)	the Company’s estimate of the increase in rental prices for office properties in Shanghai.

2.3.5	Agency sale of petrochemical products

Background: In the ordinary and usual course of the Company’s business, the Company has in the past entered into sale arrangements with its agents pursuant to which the agents will, on behalf of the Company, procure purchasers for the Company’s petrochemical products, including resins, synthetic fiber monomers and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products, on a commission basis.

The sales agents with whom the Company entered into these ongoing arrangements include China Petroleum & Chemical Corporation and its associates. The table below sets forth the historical figures of the aggregate agency commissions that the Company paid to China Petroleum & Chemical Corporation and its associates for each of the two years ended 31 December 2008 and 2009 and for the six months ended 30 June 2010:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2008	2009	2010

Aggregate agency commissions the Company paid to China Petroleum & Chemical Corporation and its associates	146	116	84

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation on 19 October 2007, which included the continuing connected transaction regarding agency sale of petrochemical products. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions thereunder were approved at the 2007 EGM. As at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions thereunder continue to have full effect and remain unchanged. However, as the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2010, the Board proposes the Company to enter into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation so as to continue to appoint China Petroleum & Chemical Corporation and its associates as agents of the Company in respect of the agency sale of the Company’s petrochemical products for the three years ending 31 December 2011, 2012 and 2013.

Reasons for such transactions: Trading, distribution and marketing of the Company’s products are important elements in the success of the business of the Company. China Petroleum & Chemical Corporation is one of the largest petrochemical companies in the world and has a strong global trading, distribution and marketing network. The Company considers that by appointing China Petroleum & Chemical Corporation and its associates as its sales agents, it will benefit from China Petroleum & Chemical Corporation’s experience, expertise and strong global network, increase the sales of its petrochemical products, avoid horizontal trade competition with China Petroleum & Chemical Corporation and its associates and further improve the Company’s bargaining position with customers.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the commissions payable to China Petroleum & Chemical Corporation and its associates in connection with the agency sale of the Company’s petrochemical products are determined on the prevailing market commission rates for agency sale of the Company’s petrochemical products.

The Company will pay the commissions by way of cash payments generally on a monthly basis.

Annual caps: For the three years ending 31 December 2011, 2012 and 2013, the Company proposes the annual agency commission payable to China Petroleum & Chemical Corporation and its associates for sale of the Company’s petrochemical products shall not, in aggregate, exceed the annual caps of RMB0.29 billion, RMB0.31 billion and RMB0.39 billion, respectively. In 2007, the then Independent Shareholders of the Company approved the annual caps of RMB0.25 billion, RMB0.31 billion and RMB0.38 billion in relation to the annual agency sale of the Company’s petrochemical products for the two years ended 31 December 2008 and 2009 and the year ending 31 December 2010, respectively. The annual caps for 2008 and 2009 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2010 will be exceeded.

The annual caps for the three years ending 31 December 2011, 2012 and 2013 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of agency sale of petrochemical products through China Petroleum & Chemical Corporation and its associates;

(b)	the Company’s estimate of the increase in petrochemical product prices resulting from the increase in international crude oil prices; and

(c)	the Company’s estimate of its increase in production capacity.

The Company plans to implement the refinery revamping and expansion project (including construction of 3,900,000 T/Y residue oil hydrotreating plant and 3,500,000 T/Y catalytic cracker etc.) and other projects such as installing 10,000 T/Y isopentene plant, 1,500 T/Y carbon fiber plant and 100,000 T/Y EVA plant. Completion of the abovementioned projects will further increase the production capacity of petrochemical products of the Company. Accordingly, the Company expects the agency sale of its petrochemical products to increase substantially as a result of the production capacity expansion.

2.3.6	Provision of construction, installation and engineering design services

Background: In order to upgrade and optimize existing products and processes and to develop and improve new technology, products, processes and equipment relating to its business, the Company maintains several technology development centers and research institutes. The detailed engineering and implementation of such designs are carried out by external service providers.

Since the Company’s initial public offering on 6 July 1993, the Company has from time to time obtained, in the ordinary and usual course of its business, construction, installation and engineering design services from external service providers including China Petrochemical Corporation Ningbo Engineering Company Limited and China Petrochemical Corporation Shanghai Engineering Company Limited, both of which are subsidiaries of China Petrochemical Corporation.

The table below sets forth the historical figures of the aggregate construction, installation and engineering design fees the Company paid to China Petrochemical Corporation and its associates for each of the two years ended 31 December 2008 and 2009 and for the six months ended 30 June 2010:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2008	2009	2010

Aggregate construction, installation and engineering design fees the Company paid to China Petrochemical Corporation and its associates	115	165	36

The Company entered into the Existing Comprehensive Services Framework Agreement with China Petrochemical Corporation on 19 October 2007, which included the continuing connected transaction regarding construction, installation and engineering design with China Petrochemical Corporation. The terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions thereunder were approved at the 2007 EGM. As at the date of this announcement, the terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions thereunder continue to have full effect and remain unchanged. However, as the Existing Comprehensive Services Framework Agreement will expire soon on 31 December 2010, the Board proposes the Company to enter into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain construction, installation and engineering design services from China Petrochemical Corporation and its associates for the three years ending 31 December 2011, 2012 and 2013.

Reasons for such transactions: The Company believes that China Petrochemical Corporation and its associates have consistently been able to meet the Company’s stringent demands for highly technical design, as well as construction and installation specifications and timely delivery of services of good quality. As the Company considers that having reliable and co-operative service providers are important and beneficial to the Company, obtaining services from China Petrochemical Corporation and its associates allows the Company to ensure timely completion of its future projects while maintaining the requisite quality. In addition, obtaining construction, installation and engineering design services from China Petrochemical Corporation and its associates will minimize the risk of leakage of intellectual property and trade secrets to third parties in the process of providing such services.

Pricing: Pursuant to the Renewed Comprehensive Services Framework Agreement, the fees payable to China Petrochemical Corporation and its associates in relation to the provision of construction, installation and engineering design services are priced according to the prevailing market prices (including any bidding prices) for such services.

The Company will settle the fees by way of cash payments in accordance with the payment terms set out in each of the individual service contracts for the provision of such services.

Annual caps: For the three years ending 31 December 2011, 2012 and 2013, the Company proposes that the annual fees payable in relation to the provision of construction, installation and engineering design services by China Petrochemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB0.665 billion, RMB0.64 billion and RMB0.42 billion, respectively. In 2007, the then Independent Shareholders of the Company approved annual caps of RMB0.55 billion, RMB0.33 billion and RMB0.55 billion in relation to the provision of construction, installation and engineering design services for the two years ended 31 December 2008 and 2009 and the year ending 31 December 2010, respectively. The annual caps for 2008 and 2009 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2010 will be exceeded.

The annual caps for the three years ending 31 December 2011, 2012 and 2013 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of construction, installation and engineering design services by China Petrochemical Corporation and its associates;

(b)	the Company’s estimate of the construction, installation and engineering design services costs which are required to satisfy its existing and future development; and

(c)	the Company’s estimate of the increase in the market prices of construction, installation and engineering design services based on the historical economic data and data in relation to the future economic growth in the PRC.

Besides, the Company is aware that the annual caps for the years ending 31 December 2011 and 2012 have been increased compared to the previous annual caps. This is primarily due to the implementation of the following projects:

•	the refinery revamping and expansion project, including construction of 3,900,000 T/Y residue hydrotreating plant and 3,500,000 T/Y catalytic cracker and other facilities;

•	planned installation of 100,000 T/Y EVA plant;

•	planned installation of 1,500 T/Y carbon fiber plant;

•	planned installation of 10,000 T/Y isopentene plant; and

•	other technology upgrading and energy-saving projects.

2.3.7	Provision of petrochemical industry insurance services

Background: Since the Company’s initial public offering on 6 July 1993, the Company has been, in the ordinary and usual course of its business, using insurance services provided by China Petrochemical Corporation for the insurance of its petrochemicals production, property, facilities and inventory.

The table below sets forth the historical figures of the aggregate insurance premium the Company paid to China Petrochemical Corporation for each of the two years ended 31 December 2008 and 2009 and for the six months ended 30 June 2010:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2008	2009	2010
Aggregate insurance premium the Company paid to China Petrochemical Corporation	94	88	56

The Company entered into the Existing Comprehensive Services Framework Agreement, which included the continuing connected transaction regarding the provision of petrochemical industry insurance services, with China Petrochemical Corporation on 19 October 2007. The terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions thereunder were approved at the 2007 EGM. As at the date of this announcement, the terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions thereunder continue to have full effect and remain unchanged. However, as the Existing Comprehensive Services Framework Agreement will expire soon on 31 December 2010, the Board proposes the Company to enter into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain petrochemical industry insurance services from China Petrochemical Corporation and its associates for the three years ending 31 December 2011, 2012 and 2013.

Reasons for such transactions: Captive insurance has been widely adopted in the petrochemical industry. The Ministry of Finance has already granted approval for China Petrochemical Corporation to provide captive insurance services to its affiliates. The Company believes that maintaining a suitable insurance coverage over the Company’s operation is important and will minimize the Company’s risk exposure. Obtaining insurance services from China Petrochemical Corporation allows the Company to secure essential insurance coverage over its operation and is therefore beneficial to the Company.

Pricing: Pursuant to the Renewed Comprehensive Services Framework Agreement, the premiums payable to China Petrochemical Corporation and its associates in relation to the provision of petrochemical industry insurance services are priced according to the relevant administrative measures promulgated by the Ministry of Finance and China Petrochemical Corporation which provided that such premiums should be calculated based on the fixed asset value and the inventory of the Company.

The Company will pay the insurance premiums by way of cash payments.

Annual caps: For the three years ending 31 December 2011, 2012 and 2013, the Company proposes that the annual insurance premiums payable to China Petrochemical Corporation and its associates in relation to the provision of petrochemical industry insurance services shall not, in aggregate, exceed the annual caps of RMB0.135 billion, RMB0.141 billion and RMB0.174 billion, respectively. In 2007, the then Independent Shareholders of the Company approved the annual caps of RMB0.11 billion, RMB0.12 billion and RMB0.13 billion in relation to the provision of petrochemical industry insurance services for the three years ended 31 December 2008, 2009 and 2010. The annual caps for 2008 and 2009 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2010 will be exceeded.

The annual caps for the three years ending 31 December 2011, 2012 and 2013 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of petrochemical industry insurance services by China Petrochemical Corporation;

(b)	the Company’s estimate of the growth in the value of its facilities in view of the Company’s existing and future development; and

(c)	the Company’s estimate of the increase in the market prices for the provision of petrochemical industry insurance services in the PRC.

The implementation of the following projects is expected to expand the asset size of the Company and therefore increase the premium of insurance:

•	the refinery revamping and expansion project, including construction of 3,900,000 T/Y residue hydrotreating plant and 3,500,000 T/Y catalytic cracker and other facilities;

•	planned installation of 100,000 T/Y EVA plant;

•	planned installation of 1,500 T/Y carbon fiber plant; and

•	planned installation of 10,000 T/Y isopentene plant, etc.

2.3.8	Financial services

Background: Sinopec Finance Company Limited (“Sinopec Finance”) is a non-bank finance company approved and regulated by the PBOC and the CBRC, and is an associate of China Petrochemical Corporation. The Company has been obtaining from Sinopec Finance certain financial services including:

•	deposit services;

•	loan services;

•	financing lease services;

•	bill acceptance or discounting services;

•	guarantee services; and

•	any other services provided by Sinopec Finance as approved by the CBRC.

The table below sets forth the historical figures of the aggregate fees the Company paid to Sinopec Finance for each of the two years ended 31 December 2008 and 2009 and for the six months ended 30 June 2010:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2008	2009	2010

Aggregate fees the Company paid to Sinopec Finance	26	26	15

The Company entered into the Existing Comprehensive Services Framework Agreement, which included the continuing connected transaction regarding the provision of financial services, with China Petrochemical Corporation on 19 October 2007. The terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions thereunder were approved at the 2007 EGM. As at the date of this announcement, the terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions thereunder continue to have full effect and remain unchanged. However, as the Existing Comprehensive Services Framework Agreement will expire soon on 31 December 2010, the Board proposes the Company to enter into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain financial services from Sinopec Finance for the three years ending 31 December 2011, 2012 and 2013.

Reasons for such transactions: The Company considers that having reliable and co-operative financial services are important to its business as the nature of the Company’s business means that transactions often involve payment of large sums of money. The ability to obtain timely financial services, such as loan facilities, discounting services and so forth is essential to the Company. The financial services provided by Sinopec Finance have always been for the benefit of the Company and are, in the Company’s opinion, generally on no less favourable terms as compared to the terms offered by other financial institutions.

Pricing: The fees and charges payable by the Company to Sinopec Finance under the Renewed Comprehensive Services Framework Agreement will be determined by reference to the applicable fees and charges specified by the PBOC and the CBRC for the relevant services from time to time, and if neither the PBOC nor the CBRC has specified a fee or charge for a particular service, then the services will be provided by Sinopec Finance on terms no less favorable than terms available from the commercial banks in China.

The Company will settle the fees and charges by way of cash payments in accordance with the payment terms set out in each of the individual financing agreements to be entered into with Sinopec Finance for the provision of such financial services.

Annual caps: For the three years ending 31 December 2011, 2012 and 2013, the Company proposes the annual fees payable to Sinopec Finance in relation to the provision of financial services shall not, in aggregate, exceed the annual caps of RMB164 million, RMB229 million and RMB308 million, respectively. In 2007, the then Independent Shareholders of the Company approved the annual caps of RMB40 million, RMB45 million and RMB50 million in relation to the provision of financial services for the three years ended 31 December 2008, 2009 and 2010. The annual caps for 2008 and 2009 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2010 will be exceeded.

The annual caps for the three years ending 31 December 2011, 2012 and 2013 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of financial services by Sinopec Finance Company Limited;

(b)	the Company’s estimate of its business growth;

(c)	the Company’s volume of transactions involving the use of financial services; and

(d)	the Company’s estimate of the increase in the market prices of financial services.

The Company is aware that the proposed annual caps for the years ending 31 December 2011, 2012 and 2013 have increased as compared to the previous annual caps. This is primarily due to the planned implementation of the refinery revamping and expansion project (including construction of 3,900,000 T/Y residue hydrotreating plant and 3,500,000 T/Y catalytic cracker etc.), and planned installation of 10,000 T/Y isopentene plant, 1,500 T/Y carbon fiber plant and 100,000 T/Y EVA plant. Construction of such projects will increase demand of capital of the Company. In the meantime, completion of such projects will further increase the production scale of the Company, which will increase demand of working capital of the Company.

3.	IMPLICATION UNDER THE HONG KONG LISTING RULES AND THE SHANGHAI LISTING RULES

In respect of the continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement, the relevant percentage ratios applicable for the purpose of Chapter 14A of the Hong Kong Listing Rules are expected to exceed 5% on an annual basis in the continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement. The continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement therefore constitute non-exempt continuing connected transactions of the Company under the Hong Kong Listing Rules, and such transactions together with the associated annual caps will be subject to the approval by the Independent Shareholders at the EGM.

In respect of the continuing connected transactions under the Renewed Comprehensive Services Framework Agreement, as the relevant applicable percentage ratios set out in the Hong Kong Listing Rules are expected to be less than 5% on an annual basis, such transactions fall within Rule 14A.34 of the Hong Kong Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Hong Kong Listing Rules.

However, under the Shanghai Listing Rules, the Renewed Mutual Product Supply and Sales Services Framework Agreements and the continuing connected transactions contained therein and the Renewed Comprehensive Services Framework Agreement and the continuing connected transactions contained therein must be approved by the Independent Shareholders in the EGM.

4.	BOARD APPROVAL & APPROVAL OF INDEPENDENT SHAREHOLDERS

At the 17th meeting of the sixth session of the Board on 11 November 2010, the Board approved each of the Continuing Connected Transactions and the terms and execution of the Renewed Framework Agreements.

The Board takes the view that the terms of the Renewed Framework Agreements and the terms of the Continuing Connected Transactions thereunder (including the proposed annual caps) are fair and reasonable, on normal commercial terms and are entered into in the usual and ordinary course of business and that the Continuing Connected Transactions are in the interests of the Company and its shareholders as a whole.

The view of the Independent Board Committee, subject to the advice of an independent financial adviser, will be stated in a circular to be despatched to the H Shareholders on or around 26 November 2010.

The Company will seek Independent Shareholders’ approval of the Renewed Framework Agreements and the Continuing Connected Transactions thereunder as well as the proposed annual caps for each of the three years ending 31 December 2011, 2012 and 2013 on the Continuing Connected Transactions. In addition, the Company shall comply with the other relevant requirements under the Shanghai Listing Rules and Chapter 14A of the Hong Kong Listing Rules in relation to the Continuing Connected Transactions.

5.	DESPATCH OF H SHAREHOLDERS’ CIRCULAR

The Company will appoint an independent financial adviser to the Independent Board Committee. A circular containing, amongst other things, details of the Continuing Connected Transactions under the Renewed Framework Agreements, and letters from the Independent Board Committee and from the independent financial adviser will be despatched to the H Shareholders on or around 26 November 2010.

A notice to H Shareholders convening an EGM to approve the Renewed Framework Agreements and the Continuing Connected Transactions thereunder as well as the proposed annual caps for the three years ending 31 December 2011, 2012 and 2013 on the Continuing Connected Transactions will be served as soon as practicable. The proxy form and notice of attendance will be dispatched together with the notice.

6.	GENERAL INFORMATION

The Company is a highly integrated petrochemical enterprise which processes crude oil into petroleum products, intermediate petrochemical products, resins & plastics, fibre polymers and synthetic fibre.

7.	APPROVAL PROCEDURES

The Continuing Connected Transactions were approved by the Directors at the 17th meeting of the sixth session of the Board. Directors Mr Rong Guangdao, Mr Du Chongjun, Mr Wu Haijun, Mr Lei Dianwu and Mr Xiang Hanyin who were deemed interested in these transactions as they work in companies which are connected persons of the Company, abstained from voting at the Board meeting.

Pursuant to the Shanghai Listing Rules, prior to the approval by the Board, information relating to the Renewed Framework Agreements and the Continuing Connected Transactions was submitted to the independent non-executive Directors for review and approval. The independent non-executive Directors of the Company considered that the terms of the Renewed Framework Agreements and the Continuing Connected Transactions are on normal commercial terms, fair and reasonable as far as the Company and its Shareholders as a whole are concerned, and do no harm to the interests of the Company or minority shareholders.

Pursuant to the Hong Kong Listing Rules, as the relevant percentage ratios of the continuing connected transactions under the Renewed Comprehensive Services Framework Agreement are expected to be less than 5%, the Independent Board Committee is not required to opine on such continuing connected transactions, but only need to opine on the continuing connected transactions under the Renewed Mutual Product and Sale Services Framework Agreement. Prior to the approval of such continuing connected transactions by the Independent Board Committee, information relating to the Renewed Mutual Product and Sale Services Framework Agreement and the continuing connected transactions thereunder was submitted to the Independent Board Committee for review and approval. Independent Board Committee’s opinion will be included in the circular to H shareholders.

The Renewed Framework Agreements and the Continuing Connected Transactions thereunder as well as the annual caps for the three years ending 31 December 2011, 2012 and 2013 will be subject to approval at the EGM of the Company. Shareholders who are interested in the Continuing Connected Transactions (being China Petroleum & Chemical Corporation and its associates) will abstain from voting at the EGM of the Company.

8.	DEFINITIONS

In this announcement, unless the context otherwise requires the following expressions have the following meanings

“2007 Announcement”	an announcement published on the website of Hong Kong Stock Exchange and the website of Shanghai Stock Exchange on 19 October 2007 in respect of certain continuing connected transactions pursuant to the Existing Framework Agreements

“2007 Circular”	a circular published on the website of Hong Kong Stock Exchange on 29 October 2007 in respect of certain continuing connected transactions pursuant to the Existing Framework Agreements

“2007 EGM”	the extraordinary meeting of shareholders of the Company held on 13 December 2007 to consider and approve the continuing connected transactions pursuant to the Existing Framework Agreements

“associate”	has the meaning given to it by the Hong Kong Listing Rules

“Board”	the board of Directors of the Company

“CBRC”	China Banking Regulatory Commission

“China Petrochemical Corporation”	a wholly State-owned enterprise organized in the PRC

“China Petroleum & Chemical Corporation”	a company organized in the PRC and listed on the Main Board of the Hong Kong Stock Exchange well as in New York, London and Shanghai

“Company”	Sinopec Shanghai Petrochemical Corporation Limited, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange well as in Shanghai and New York

“Continuing Connected Transactions”	the on-going connected transactions to be conducted by the Company and China Petrochemical Corporation, China Petroleum & Chemical Corporation and its associates in respect of (i) purchase of raw materials by the Company; (ii) sale of petroleum products by the Company; (iii) sale of petrochemical products by the Company; (iv) leasing of properties by the Company; (v) agency sale of petrochemical products; (vi) provision of construction, installation and engineering design services; (vii) petrochemical industry insurance services and (viii) provision of financial services by China Petrochemical Corporation and its associates, the terms of which are set out in the Renewed Framework Agreements

“Director(s)”	director(s) of the Company, including independent non-executive Directors

“EGM”	extraordinary general meeting of Shareholders of the Company

“Existing Comprehensive Services Framework Agreement”	the comprehensive services framework agreement entered into between the Company and China Petrochemical Company on 19 October 2007 in relation to the provision by China Petrochemical Corporation and its associates of construction, installation and engineering design services, petrochemical industry insurance services and financial services to the Company

“Existing Framework Agreements”	the Existing Mutual Product Supply and Sale Services Framework Agreement and the Existing Comprehensive Services Framework Agreement

“Existing Mutual Product Supply and Sale Services Framework Agreement”	the mutual product supply and sale services framework agreement entered into between the Company and China Petroleum & Chemical Corporation on 19 October 2007 in relation to the purchase of raw materials, the sale of petroleum products and petrochemical products, the property leasing and the provision of agency sale services of petrochemical products

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“H Shareholders”	the Shareholders of the Company who / which hold H shares of the Company

“Independent Board Committee”	the committee of independent Directors, consisting of independent non-executive Directors Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong, which has been formed to advise the Independent Shareholders in respect of the terms of the continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement and the proposed annual caps for the three years ending 31 December 2013 on each of the continuing connected transactions

“Independent Shareholders”	shareholders other than China Petroleum & Chemical Corporation and its associates

“PBOC”	People’s Bank of China

“Renewed Comprehensive Services Framework Agreement”	the framework agreement dated 11 November 2010 entered into between the Company and China Petrochemical Corporation in relation to the provision by China Petrochemical Corporation and its associates of construction, installation and engineering design services, petrochemical industry insurance services and financial services to the Company

“Renewed Framework Agreements”	the Renewed Comprehensive Services Framework Agreement and the Renewed Mutual Product Supply and Sale Services Framework Agreement

“Renewed Mutual Product and Sale Services Framework Agreement”	The mutual product supply and sale services framework agreement dated 11 November 2010 entered into between the Company and China Petroleum & Chemical Corporation in relation to the purchase of raw materials, the sale of petroleum products and petrochemical products, the property leasing and the provision of agency sale services of petrochemical products

“RMB”	Renminbi, the lawful currency of China

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange

“Shareholders”	the shareholders of the Company

By Order of the Board Zhang Jingming Company Secretary

Shanghai, PRC, 11 November 2010

As at the date of this announcement, the executive Directors of the Company are Rong Guangdao, Du Chongjun, Wu Haijun, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Resolutions of the 17th Meeting of the Sixth Session

of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice of the 17th meeting of the sixth session of the board of directors (the “Board”) (the “Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was despatched to all directors on 28 October 2010 by way of facsimile and letters. The Meeting was held on 11 November 2010 by way of correspondence. Of the 12 directors entitled to attend the Meeting, 12 directors were in attendance. Members of the supervisory committee and the senior management of the Company attended the Meeting. The convening of the Meeting complied with the regulations of the Company Law of the People’s Republic of China and the articles of association of the Company (the “Articles of Association”). Mr. Rong Guangdao, Chairman, presided over the Meeting. The Meeting considered and approved the following resolutions:

Resolution 1: The resolution on the appointment of Mr. Wang Zhiqing as Director to the sixth session of the Board was considered and approved with 12 votes in favor, 0 vote against and 0 abstention.

Mr. Du Chongjun, Vice Chairman and Director of the sixth session of the Board, submitted his request to the Board on 11 November 2010 for resignation from his offices as Vice Chairman and Director due to change in work. In accordance with the Articles of Association, Mr. Du Chongjun’s resignation became effective on 11 November when his resignation was delivered.

During his term of service as Vice Chairman, Mr. Du Chongjun worked diligently and dedicatedly, and made outstanding contributions in respect of strengthening the regulatory operation of the Company and pushing forward the reforms and development of the Company. The Board is satisfied with, and grateful to, Mr. Du Chongjun for his fruitful work while working as Vice Chairman.

Mr. Wang Zhiqing was nominated by the Board of the Company as a candidate for Director of the sixth session of the Board, with a term lasting up to the expiry date of the term of the sixth session of the Board of the Company. Such nomination will be submitted to the 2010 extraordinary general meeting of the Company for consideration. The biography of Mr. Wang Zhiqing is as follows:

Wang Zhiqing, 48, currently President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Wang joined Sinopec Group in 1983 and held various positions including Deputy Chief Engineer of Luoyang Petrochemical Complex cum Officer-in-Charge of the preparatory team for the complex’s chemical fiber plant, and then Deputy Chief Engineer of the complex cum Director of the chemical fiber plant. From June 1999 to December 2001, Mr. Wang was Chief Engineer of Luoyang Petrochemical Complex. From February 2000 to December 2001, Mr. Wang was Vice President cum Chief Engineer of Sinopec Luoyang Company. From December 2001 to October 2006, Mr. Wang was President of Sinopec Luoyang Company. From July 2005 to May 2007, Mr. Wang was the Leader of the preparatory team for a Sinopec refinery project in Guangxi. From October 2006 to December 2008, Mr. Wang was President of Sinopec Jiujiang Company. From October 2006 to July 2010, Mr. Wang was President of Jiujiang Petrochemical Complex. From December 2008 to July 2010, Mr. Wang was General Manager of Sinopec Jiujiang Company. Mr. Wang was appointed President and Deputy Secretary of the Communist Party Committee of the Company in July 2010. Mr. Wang graduated from the East China Petroleum Institute with a Bachelor of Engineering in 1983, majoring in refinery engineering, and graduated from China University of Petroleum (East China) with a Doctorate in Engineering in 2006, majoring in chemical engineering and technology. He is a senior engineer by professional title.

Save as disclosed above, Mr. Wang is not a related party of the Company or the controlling shareholder or the de facto controller of the Company thereof, nor holds any shares in the Company.

The Company’s independent directors Mr. Chen Xinyuan, Mr. Sun Chiping, Mr. Jiang Zhiquan and Mr. Zhou Yunnong expressed no disagreement to Mr. Du Chongjun’s resignation as Vice Chairman and Director or to the nomination of Mr. Wang Zhiqing as a candidate for Director to the sixth session of the Board of the Company.

Resolution 2: The appointment of Mr. Zhang Jingming to succeed Mr. Du Chongjun as the Company’s authorized representative in the Hong Kong Exchanges and Clearing Limited and the appointment of Mr. Tang Weizhong as an alternate authorized representative were considered and approved with 12 votes in favour, 0 vote against and 0 abstention.

Resolution 3: The establishment of an Independent Board Committee of the Company was considered and approved with 7 votes in favor, 0 vote against and 0 abstention. The Independent Board Committee comprises Mr. Chen Xinyuan, Mr. Sun Chiping, Mr. Jiang Zhiquan and Mr. Zhou Yunnong.

Resolution 4: The appointment of Shenyin Wanguo Capital (H.K.) Limited as the independent financial advisor to the Independent Board Committee of the Company and the appointment of Shenyin Wanguo Securities Company Limited as the independent financial advisor to the independent shareholders of the Company’s A shares were considered and approved with 7 votes in favor, 0 vote against and 0 vote abstention.

Resolution 5: The renewal of the “Mutual Product Supply and Sale Services Framework Agreement” with China Petroleum and Chemical Corporation and the caps on the relevant continuing connected transactions contemplated thereunder for each of the three years ending 31 December 2011, 31 December 2012 and 31 December 2013 were considered and approved with 7 votes in favor, 0 vote against and 0 vote abstention.

Resolution 6: The renewal of the “Comprehensive Services Framework Agreement” with China Petrochemical Corporation and the caps on the relevant continuing connected transactions contemplated thereunder for each of the three years ending 31 December 2011, 31 December 2012 and 31 December 2013 were considered and approved with 7 votes in favor, 0 vote against and 0 vote abstention.

Resolution 7: The opinion regarding the “Relevant Continuing Connected Transactions are Transactions Entered into in the Ordinary Course of Business and on Normal Commercial Terms” was considered and approved with 7 votes in favor, 0 vote against and 0 vote abstention. The independent non-executive directors expressed agreement to the opinion.

Resolution 8: The content of the Announcement on the Continuing Connected Transactions (i.e. the “Announcement on On-going Connected Transactions”, same as below) and the draft of the circular to holders of H shares were considered and approved with 7 votes in favor, 0 vote against and 0 vote abstention. Chairman Rong Guangdao was authorized to make amendments to the Announcement on the Continuing Connected Transactions and the draft of the circular to holders of H shares as he deems fit. The dispatch of the circular to holders of H shares on or around 26 November was approved.

Resolution 9: The convening of the 2010 extraordinary general meeting of the Company in Jinshan District of Shanghai on 28 December 2010 at 14:00 was considered and approved with 12 votes in favor, 0 vote against and 0 vote abstention. Holders of A shares may vote either on-site or by way of on-line voting. Holders of H shares may only attend the on-site meeting. Holders of H shares who intend to attend the extraordinary general meeting shall return the notice of attendance to the Company’s H Share registrar, Hong Kong Registrars Limited, by 7 December.

As the aforesaid Resolutions 3 to 8 involve connected transactions, connected directors Rong Guangdao, Du Chongjun, Wu Haijun, Lei Dianwu and Xiang Hanyin have abstained from voting. The aforesaid Resolutions 1, 5 and 6 will be submitted to the 2010 extraordinary general meeting of the Company for consideration and approval.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 11 November 2010

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Wu Haijun, Li Honggen, Shi Wei and Dai Jinbao ; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Notice of 2010 Extraordinary General Meeting

The Company and all the members of its board of directors warrant the truthfulness, accuracy and completeness of the information contained in this notice and jointly accept full responsibility for any false representation or misleading statements contained in, or material omissions from, this notice.

Important Message

•

Date and time for convening the meeting: On-site meeting will be held on Tuesday, 28 December 2010 at 14:00; On-line voting (only applicable to holders of A shares) time will be 9:30-11:30 and 13:00-15:00, Tuesday, 28 December 2010.

•	Date of share registration: Friday, 26 November 2010.

•	Venue of on-site meeting: Jinshan Roller-skating Stadium, No.5, Xincheng Road, Jinshan District, Shanghai, the PRC (中國上海市金山區新城路5號金山區輪滑館).

•

Forms of meeting: Relevant resolutions will be considered by a combination of open ballot at on-site meeting and on-line voting (only applicable to holders of A shares). For this meeting, an on-line voting platform will be provided via the trading system of the Shanghai Stock Exchange to holders of the Company’s A shares.

•

Rules of voting: Holders of the Company’s A shares can take part in on-site voting as well as on-line voting via the trading system of the Shanghai Stock Exchange during the time for on-line voting. Holders of the Company’s A shares can only elect either on-site voting or on-line voting. If the same share votes repeatedly by voting on-site and voting through the on-line voting system, or if the same share votes repeatedly through the on-line voting system, the first vote shall prevail. Holders of the Company’s H shares may only participate in the on-site voting.

NOTICE IS HEREBY GIVEN that the 17th meeting of the sixth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on 11 November 2010. The meeting has resolved to convene the 2010 extraordinary general meeting of the Company (the “EGM” or “Meeting”) with details as follows:

1.	Basic information for convening the Meeting:

(1) Convenor:	The board of directors (the “Board”) of the Company

(2) Date and Time:	The on-site Meeting will be convened on Tuesday, 28 December 2010 at 14:00; the on-line voting time for holders of A shares will be 9:30-11:30 and 13:00-15:00, Tuesday, 28 December 2010.

(3) Venue of on-site meeting:	Jinshan Roller-skating Stadium, No.5, Xincheng Road, Jinshan District, Shanghai, the PRC (中國上海市金山區新城路5號金山區輪滑館).

(4) Form of Convening:	Relevant resolutions will be considered by a combination of open ballot at on-site Meeting and on-line voting (only applicable to holders of A shares). For the EGM, an on-line voting platform will be provided via the trading system of the Shanghai Stock Exchange to holders of the Company’s A shares.

(5) Rules of voting:	Holders of the Company’s A shares can take part in on-site voting as well as on-line voting via the trading system of the Shanghai Stock Exchange during the time for on-line voting. Holders of the Company’s A shares can only elect either on-site voting or on-line voting. If the same share votes repeatedly by voting on-site and voting through the on-line voting system, or if the same share votes repeatedly through the on-line voting system, the first vote shall prevail. Holders of the Company’s H shares may only participate in the on-site voting.

2.	Items to be considered at the Meeting:

To consider and, if deemed fit, approve the following resolutions as ordinary resolutions:

(1) Resolution on the appointment of Mr. Wang Zhiqing as director to fill up the vacancy in the sixth session of the Board

The biography of Mr. Wang Zhiqing is as follows:

Wang Zhiqing, 48, currently President and Deputy Secretary of the Communist Party Committee of the Company. Mr. Wang joined Sinopec Group in 1983 and held various positions including Deputy Chief Engineer of Luoyang Petrochemical Complex cum Officer-in-Charge of the preparatory team for the complex’s chemical fiber plant, and then Deputy Chief Engineer of the complex cum Director of the chemical fiber plant. From June 1999 to December 2001, Mr. Wang was Chief Engineer of Luoyang Petrochemical Complex. From February 2000 to December 2001, Mr. Wang was Vice President cum Chief Engineer of Sinopec Luoyang Company. From December 2001 to October 2006, Mr. Wang was President of Sinopec Luoyang Company. From July 2005 to May 2007, Mr. Wang was the Leader of the preparatory team for a Sinopec refinery project in Guangxi. From October 2006 to December 2008, Mr. Wang was President of Sinopec Jiujiang Company. From October 2006 to July 2010, Mr. Wang was President of Jiujiang Petrochemical Complex. From December 2008 to July 2010, Mr. Wang was General Manager of Sinopec Jiujiang Company. Mr. Wang was appointed President and Deputy Secretary of the Communist Party Committee of the Company in July 2010. Mr. Wang graduated from the East China Petroleum Institute with a Bachelor of Engineering in 1983, majoring in refinery engineering, and graduated from China University of Petroleum (East China) with a Doctorate in Engineering in 2006, majoring in chemical engineering and technology. He is a senior engineer by professional title.

Save as disclosed above, Mr. Wang is not a related party of the Company or the controlling shareholder or de facto controller of the Company thereof, nor holds any shares in the Company. Mr. Wang has never been subject to any punishment by the China Securities Regulatory Commission or other relevant department or to any sanction by any stock exchange.

(2) To consider and approve the resolution on the “Mutual Product Supply and Sale Services Framework Agreement” and the caps on the continuing connected transactions contemplated thereunder for years 2011-2013 (i.e. the “On-going Connected Transactions”, same as below)

To consider and approve the “Mutual Product Supply and Sale Services Framework Agreement” and the continuing connected transactions contemplated thereunder, and the caps on the relevant continuing connected transactions for each of the three years ending 31 December 2011, 31 December 2012 and 31 December 2013. To approve and confirm generally and unconditionally that all directors of the Company are authorized to do things and acts necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the “Mutual Product Supply and Sales Services Framework Agreement”, and to make changes thereto which may in his or her opinion be necessary or desirable.

For details of the aforesaid continuing connected transactions, please refer to the “Announcement on Continuing Connected Transactions” published on the website of the Hong Kong Exchanges and Clearing Limited on 11 November 2010, the “Announcement on On-going Connected Transactions” (the “Announcement”) published on the website of the Shanghai Stock Exchange on 11 November 2010 and in the “China Securities Journal” and the “Shanghai Securities News” on 12 November 2010, or relevant content of the Company’s circular on continuing connected transactions (the “Circular”) to be dispatched to its H shareholders on or around 26 November 2010.

(3) To consider and approve the resolution on the “Comprehensive Services Framework Agreement” and the caps on the relevant continuing connected transactions contemplated thereunder for years 2011-2013.

To consider and approve the “Comprehensive Services Framework Agreement”, the continuing connected transactions contemplated thereunder and the caps on the relevant continuing connected transactions for each of the three years ending 31 December 2011, 31 December 2012 and 31 December 2013. To approve and confirm generally and unconditionally that all directors of the Company are authorized to do things and acts necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the “Comprehensive Services Framework Agreement”, and to make changes thereto which may in his or her opinion be necessary or desirable.

For details of the aforesaid continuing connected transactions, please refer to the Company’s Announcement published on the websites of the Hong Kong Exchanges and Clearing Limited and the Shanghai Stock Exchange on 11 November 2010, the Company’s Announcement published in the “China Securities Journal” and the “Shanghai Securities News” on 12 November 2010 or relevant content of the Company’s circular to be dispatched to its H shareholders on or around 26 November 2010.

3.	Attendees of the Meeting

(1) Holders of the Company’s shares whose names appear on the Register of Members of the Company as at close of trading on Friday, 26 November 2010, or their proxies are entitled to attend the EGM. Such persons who intend to attend the EGM on-site shall complete the notice of attendance for the EGM and return it to the Company by Tuesday, 7 December 2010. For details, please refer to the Notice of Attendance for the 2010 Extraordinary General Meeting.

(2) The directors, the supervisors and the senior management of the Company.

(3) Representatives of professional intermediaries engaged by the Company and guests invited by the Board.

4.	Method of registration for the on-site Meeting:

(1) A shareholder or his/her proxy shall produce proof of identity (identity card or passport) when attending the EGM. If the shareholder attending the Meeting is a corporate shareholder, its legal representative who attends the Meeting shall produce proof of identity and proof of his/her capacity as a legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the Meeting, the proxy shall produce proof of identity and the written authorization duly issued by the legal representative of the corporate shareholder or a notarially certified copy of the resolution on authorization adopted by the board of directors of the corporate shareholder or other decision-making bodies, as well as information which enables the Company to confirm the identity of the corporate shareholder concerned.

(2) Please complete the notice of attendance for the EGM. For details, please refer to the Notice of Attendance for the EGM.

(3) Registration period: 29 November 2010 to 7 December 2010.

(4) Registration address: For details, please refer to the Notice of Attendance for the EGM.

By order of the Board Zhang Jingming Company Secretary

Shanghai, the PRC, 11 November 2010

As at the date of this notice, the executive Directors of the Company are Rong Guangdao, Du Chongjun, Wu Haijun, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Notes:

1. Shareholders whose names appear on the Register of Members of the Company as at close of trading on 26 November 2010 are entitled to attend and vote at the EGM. Holders of the Company’s H shares should note that the register of members of the Company’s H shares will be closed from 28 November 2010 to 28 December 2010 (both days inclusive), during which period no transfer of shares will be effected. Holders of the Company’s H-shares who wish to attend the EGM should lodge transfer documents and the relevant share certificates with the Company’s H-share registrar, Computershare Hong Kong Investor Services Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen Road East, Wanchai, Hong Kong by 4:00 p.m. on 26 November 2010.

2. Shareholders who intend to attend the on-site EGM are required to send the notice of attendance to the registered address of the Company by 7 December 2010. Please refer to the notice of attendance for details. Registration for attendance is not a pre-requisite for the shareholders attending the EGM in accordance with the law.

3. Any shareholder entitled to attend and vote at the on-site EGM is entitled to appoint one or more proxies to attend the on-site EGM and vote on his/her behalf. A proxy needs not be a shareholder of the Company. Shareholders may appoint a proxy in writing. The form of proxy should be signed by the shareholder appointing the proxy or by such shareholder’s authorized representative. If the form of proxy is signed by another person so authorized by the shareholder, the power of attorney or other authorizing document must be certified by a notary.

In respect of holders of A shares of the Company, the notarially certified power of attorney or other authorizing document together with the form of proxy must be returned to the registered address of the Company not less than 24 hours prior to the commencement of the on-site EGM. A form of proxy is enclosed herewith.

In respect of holders of H shares of the Company, to be valid, the form of proxy or notarially certified form of proxy for holders of the Company’s H shares must be returned to the Company’s H share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours prior to the commencement of the on-site EGM. The notice of EGM, together with a form of proxy and a notice of attendance will be dispatched to the holders of the Company’s H shares on or around 12 November 2010, and a circular containing details regarding the continuing connected transactions will be dispatched on or around 26 November 2010.

4. Each shareholder (or his or her proxy) shall exercise his or her voting rights by way of poll.

5. In accordance with the “Listing Rules of the Shanghai Stock Exchange” and the “Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited”, China Petroleum & Chemical Corporation and its associates and any shareholders who have interest in the continuing connected transactions (if any) shall abstain from voting at the EGM for approval of Resolution 2 and/or Resolution 3.

6. The on-site EGM is expected to last for half a day. Shareholders or their proxies attending the EGM shall be responsible for their own transportation and accommodation expenses.

7. The address of Secretariat for the EGM is:

The Secretariat of the board of directors

Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road, Jinshan District

Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 57943143

Fax: (8621) 57940050

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Form of Proxy for the 2010 Extraordinary General Meeting

Number of shares relevant to this form of proxy (Note 1) I/We (Note 2) of address/identity card number and shareholder number  being shareholder/shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding  A shares /   H shares (Note 3) of the Company hereby appoint the Chairman of the 2010 extraordinary general meeting (the “EGM”) /  (Note 4) as my/our proxy to attend the EGM on my/our behalf to be held in Jinshan Roller-skating Stadium, No.5 Xincheng Road Jinshan District, Shanghai, the PRC, at 14:00 on Tuesday, 28 December 2010 and vote for me/us and on my/our behalf at the EGM on the following resolutions as indicated. If no instruction as to how to vote is given, my/our proxy will be entitled to exercise his/her discretion as to how to vote.

	Ordinary Resolutions	For(Note 5)	Against(Note 5)

1	Resolution on the appointment of Mr. Wang Zhiqing as director to fill up the vacancy in the sixth session of the board of directors.

2	To consider and approve the resolution on the “Mutual Product Supply and Sale Services Framework Agreement” and the caps on the continuing connected transactions contemplated thereunder for years 2011-2013.

3	To consider and approve the resolution on the “Comprehensive Services Framework Agreement” and the caps on the relevant continuing connected transactions contemplated thereunder for years 2011-2013.

Date: 2010 (Note 6)	Signature

Notes:

1. Please fill in the number of shares registered in your name(s) to which this form of proxy relates. Failure to fill in the number of shares will cause this form of proxy be deemed to relate to all the shares registered in the Company in your name(s).

2. Holders of the Company’s H shares please fill in your full name(s) and address(es) in BLOCK LETTERS; holders of the Company’s A shares please fill in your full name(s), identity card number(s) and shareholder number(s) in BLOCK LETTERS.

3. Please fill in the number of shares registered in your name(s).

4. Any shareholder entitled to attend and vote at the EGM is entitled to appoint more than one proxy to attend and vote on his/her behalf. A proxy needs not be a shareholder of the Company. If any proxy other than the Chairman of the EGM is preferred, please strike out “the Chairman of the 2010 extraordinary general meeting” and insert the name, address and identity card number of the proxy desired in the space provided. A shareholder is entitled to appoint any person of his/her own choice to be his/her proxy. The proxy does not need to be a shareholder of the Company but must attend the EGM in person.

5. Note: If you intend to vote for any resolution, please put a “✓” in the “for” column; if you intend to vote against any resolution, please put a “X” in the “against” column; if no instruction is given, the appointed proxy shall have the discretion to vote.

6. This form of proxy must be signed by you or your proxy duly authorised in writing or, in the case of a corporation, must be executed under its common seal or under the hand of the legal representative (person-in-charge) or attorney duly authorised.

7. Holders of the Company’s A Shares should note that, in order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be returned to the registered address of the Company (the Secretariat of the board of directors, Sinopec Shanghai Petrochemical Company Limited, 48 Jinyi Road, Jinshan District, Shanghai, the PRC, Postcode: 200540) not less than 24 hours before the time appointed for holding the EGM.

Holders of the Company’s H Shares should note that, in order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be returned to the Company’s H Share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for holding the EGM.

8. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

9. In representing a shareholder to attend the EGM, the proxy so appointed shall produce his/her proof of identity and the power of attorney duly signed by the person appointing the proxy or his or her legal representative. The power of attorney shall state the date of issuance.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Notice of Attendance for the 2010 Extraordinary General Meeting

Shareholders who wish to attend the 2010 extraordinary general meeting (the “EGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) are required to fill in the following notice of attendance.

Name	Number of shares (share)	A Share	H Share
Identity card number	Shareholder number
Correspondence address	Telephone number

Signature:  Date:

Notes:

1. The 17th meeting of the sixth session of the board of directors of the Company resolved that the share registration date for the EGM is 26 November 2010. Shareholders whose names appear on the register of members of the Company after the close of trading on that day are entitled to complete this notice of attendance and attend the EGM.

2. Please fill in this notice of attendance in BLOCK LETTERS. Filling in a copy of this form is also valid.

3. Please attach a copy of proof of identity and share certificate. A shareholder attending the on-site meeting shall produce his/her shareholder account card and identity card. Where a proxy is appointed to attend the meeting, the proxy shall also produce an authorization and his/her identity card. Where the shareholder is a corporate shareholder, its proxy shall produce a certification of the corporate shareholder and complete the registration procedure. Registration for attendance is not a pre-requisite for the shareholders attending the EGM in accordance with the law.

4. Please return this notice of attendance by 7 December 2010 (based on the postal chop of the local post office, if by mail).

(a)	Holders of the Company’s A shares

(1)	If return is by delivery in person, you can deliver to:

The Secretariat of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

48 Jinyi Road, Jinshan District

Shanghai, the PRC or

or

The Secretariat of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

Suite B, 28/F, Huamin Empire Plaza

728 West Yan’an Road

Shanghai, the PRC

(2)	If return is by mail, you can mail to:

The Secretariat of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

48 Jinyi Road, Jinshan District

Shanghai, the PRC

Postcode: 200540

(3)	If return is by fax, you can fax to:

The Secretariat of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

at: (8621) 57940050

(b)	Holders of the Company’s H shares

Please return this notice of attendance in person or by mail to the Company’s H Share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.